SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1.   Press Release re Israel's Ministry of Communications Approved, for the
          First   Time  in   Israel,   the   Establishment   of  an   Innovative
          Community-Wide WiMAX Network dated September 19, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Israel's Ministry of Communications Approved, for the First Time in Israel, the Establishment of an Innovative Community-Wide WiMAX Network

Wednesday September 19, 11:09 am ET

PETACH TIKVA, Israel, September 19 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq NMS: IGLD, TASE: IGLD), Alvarion (Nasdaq NMS: ALVR - News) and Intel (Nasdaq NMS: INTL - News) today announced that they are cooperating to establish Israel's first community-wide WiMAX-based broadband network, bringing high-speed Internet access, data and voice services to an area within the city of Sderot and Israel's Western Negev. These areas are remote from Israel's densely populated central region and are currently dealing with difficult security challenges. The new network will transform the specific area into a "hot spot" with free of charge, "always-on" Internet access and state-of-the-art communications services, making it one of the country's - and the world's - most technologically advanced regions.

The project was made possible by the issuance today by the Israeli Ministry of Communications to Internet Gold's fully-owned subsidiary, 012 Smile.Communications, of an extension to the limited license for WiMAX field trials in restricted areas the company received which currently ends on March 2008 and the issuance in February of an unlimited license for nationwide VOB (Voice Over Broadband) services. WiMAX is an emerging technology designed for the wireless, high-speed delivery of broadband Internet access and related services in areas with diameters of up to ten kilometers, such as campuses or municipalities.

The Sderot Project represents an extension of these field trials. Through the use of Alvarion's advanced WiMAX technology and Intel network equipment, the area's schools, kindergartens and public spaces will receive broadband connections to 012 Smile.Communications' 012-branded Internet Access services and 072-branded telephony services.

"We are proud to be the 'midwife' of this important project and grateful for the enthusiastic participation of our partners Alvarion and Intel," said Ms. Stella Handler, CEO of 012 Smile.Communications. "As one of Israel's leading communications groups, we have always searched out ways to give back to the community, and are strong believers in the power of technology as an enabler of developmental change. We are therefore doubly pleased to bring WiMAX to Sderot, a city that has suffered on both developmental and security fronts, helping it to become one of the world's first 'connected' cities and giving it the technology to reach its full potential."

Mr. Tzvika Friedman, President and CEO of Alvarion, added, "In developing regions throughout the world, broadband Internet access is proving to be a great 'leveler' that brings improved education and economic progress in its wake. We are proud to be a world-leading developer of cost-effective WiMAX technologies -- and delighted to take part in this worthwhile project so close to our home base."

Mr. Raviv Melamed, General Manager of Intel's Mobile Group, commented, "We feel that it is especially appropriate for us to contribute our world-leading WiFi and WiMAX modems and adapters - the majority of which were developed in our Israeli R&D centers -- to these heroic Israeli communities. By extending the 'connectedness' of local kindergartens, schools, public agencies and businesses, we hope our joint project will improve the quality of life for Sderot residents."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 012 Smile.Communications 100% owned subsidiary is one of Israel's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.

    For further information, please contact:

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com
    Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il
    Tel: +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il
    Tel: +972-3-939-9848



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: September 19, 2007